UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Miravant Medical Technologies
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    604690107

                                 (CUSIP Number)

                                 April 23, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 13 Pages

CUSIP No. 604690107                13G                   Page 2 of 13 Pages

_______________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG North American Opportunity Fund
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500

OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             OO
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 3 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            GLG Partners LP
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            England
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500

OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             PN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 4 of 13 Pages


     (1)     NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             GLG Partners Limited
_______________________________________________________________________
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)     SEC USE ONLY
_______________________________________________________________________
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             England
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500

OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             PN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 5 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Noam Gottesman
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500
OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 6 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Pierre Lagrange
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Belgium
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500

OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 7 of 13 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Philippe Jabre
_______________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
_______________________________________________________________________
     (3)    SEC USE ONLY
_______________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            France
_______________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
               ________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    2,101,500

OWNED BY
               ________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
               ________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    2,101,500
_______________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             2,101,500
_______________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
_______________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.06%
_______________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
             IN
_______________________________________________________________________


                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 604690107                13G                   Page 8 of 13 Pages


Item 1.

(a)  Name of Issuer

        Miravant Medical Technologies, a Delaware corporation (the "Company").

(b)  Address of Issuer's Principal Executive Offices

        336 Bollay Drive
        Santa Barbara, California 93117

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            GLG North American Opportunity Fund
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: Cayman Islands

            GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: England

            GLG Partners Limited
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: England

            Noam Gottesman
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: United States

            Pierre Lagrange
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: Belgium

            Philippe Jabre
            c/o GLG Partners LP
            1 Curzon Street
            London W1J 5HB
            England
            Citizenship: France

CUSIP No. 604690107                13G                   Page 9 of 13 Pages


Item 2(d)  Title of Class of Securities

            Common Stock, par value $0.01 per share ("Common Stock")

Item 2(e)  CUSIP Number

            604690107

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:

     As of the date hereof, each Reporting Person may have been deemed the beneficial owner of 2,101,500 shares of Common Stock owned by GLG North American Opportunity Fund, a Cayman Islands limited liability company (GLG North American).

     GLG Partners LP, an English limited partnership ("GLG Partners LP"), acts as the investment manager of GLG North American and has voting and dispositive power over the securities held by GLG North American. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company (GLG Partners

CUSIP No. 604690107                13G                   Page 10 of 13 Pages



Limited"). The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by GLG North American, except for their pecuniary interest therein.


     (b)   Percent of class:

     Approximately 6.06% as of the date hereof. (Based on the Company's Registration Statement on Form S-2 filed on April 22, 2004, there were 30,065,650 shares of Common Stock issued and outstanding as of April 12, 2004. In addition, as indicated in that certain Securities Purchase Agreement (the "Securities Purchase Agreement"), dated as of April 23, 2004, by and between the Company, GLG North American and the other purchasers named therein, which Securities Purchase Agreement is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 28, 2004, the Company issued 4,600,000 shares of Common Stock on April 23, 2004 pursuant to the terms of the Securities Purchase Agreement.)


     (c)   Number of shares as to which such person has:

           (i)        Sole power to vote or to direct the vote

                      0

           (ii)       Shared power to vote or to direct the vote

                      2,101,500 shares of Common Stock.

           (iii)      Sole power to dispose or to direct the disposition of

                      0

            (iv)      Shared power to dispose or to direct
                      the disposition of

                      2,101,500 shares of Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           See Exhibit I.

CUSIP No. 604690107                13G                   Page 11 of 13 Pages


Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

     By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of May 14, 2004, by and among GLG North American Opportunity Fund, GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Phiippe Jabre.

CUSIP No. 604690107                13G                   Page 12 of 13 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: May 14, 2004

GLG NORTH AMERICAN OPPORTUNITY FUND            GLG PARTNERS LP
By: GLG Partners LP,                           By: GLG Partners Limited,
as its Investment Manager                      as its General Partner
By: GLG Partners Limited,
as its General Partner


/s/ Noam Gottesman                             /s/ Noam Gottesman
--------------------------                     ----------------------------
Name: Noam Gottesman                           Name: Noam Gottesman
Title: Managing Director                       Title: Managing Director


/s/ Victoria Parry                             /s/ Victoria Parry
--------------------------                     ----------------------------
Name: Victoria Parry                           Name: Victoria Parry
Title: Senior Legal Counsel                    Title: Senior Legal Counsel


GLG PARTNERS LIMITED                           NOAM GOTTESMAN



/s/ Noam Gottesman                             /s/ Noam Gottesman
--------------------------                     ----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
--------------------------
Name: Victoria Parry
Title: Senior Legal Counsel


PIERRE LAGRANGE                                PHILIPPE JABRE



/s/ Pierre Lagrange                            /s/ Philippe Jabre
--------------------------                     ----------------------------

CUSIP No. 604690107                13G                   Page 13 of 13 Pages


                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value, of Miravant Medical Technologies, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated as of May 14, 2004

GLG NORTH AMERICAN OPPORTUNITY FUND           GLG PARTNERS LP
By: GLG Partners LP,                          By: GLG Partners Limited,
as its Investment Manager                     as its General Partner
By: GLG Partners Limited,
as its General Partner


/s/ Noam Gottesman                            /s/ Noam Gottesman
--------------------------                    ----------------------------
Name: Noam Gottesman                          Name: Noam Gottesman
Title: Managing Director                      Title: Managing Director


/s/ Victoria Parry                            /s/ Victoria Parry
--------------------------                    ----------------------------
Name: Victoria Parry                          Name: Victoria Parry
Title: Senior Legal Counsel                   Title: Senior Legal Counsel


GLG PARTNERS LIMITED                          NOAM GOTTESMAN




/s/ Noam Gottesman                            /s/ Noam Gottesman
--------------------------                    ----------------------------
Name: Noam Gottesman
Title: Managing Director


/s/ Victoria Parry
--------------------------
Name: Victoria Parry
Title: Senior Legal Counsel


PIERRE LAGRANGE                               PHILIPPE JABRE




/s/ Pierre Lagrange                           /s/ Philippe Jabre
--------------------------                    ----------------------------